[Letterhead of Advanced Life Sciences Holdings, Inc.]

October 13, 2010

BY EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Advanced Life Sciences Holdings, Inc.
Registration Statement on Form S-1
Filed on September 29, 2010
File No. 333-169622

Dear Mr. Riedler:

Set forth below is the response of Advanced Life Sciences Holdings, Inc. (the “Company”) to the comment contained in the Staff’s letter to the Company dated October 12, 2010 relating to the Registration Statement referenced above.

Share Calculation

1.                                       We note that you are registering 54,117,201 shares of common stock.  Please provide a calculation supporting your statement that the number of shares included in the registration statement will be limited to one-third of your outstanding common stock held by non-affiliates, as disclosed in your Form 8-K filed September 29, 2010.

Company Response

As disclosed in the Registration Statement, the Company had a total of 222,106,714 shares of common stock outstanding on September 28, 2010.  Affiliates of the Company held 59,755,111 of these shares, resulting in a total of 162,351,603 shares held by non-affiliates.  One-third of 162,351,603 shares is 54,117,201 shares, which is the amount reflected in the

Registration Statement.  The number of outstanding shares of the Company’s common stock held by affiliates on September 28, 2010 is detailed on the attached Exhibit A.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call Todd M. Bloomquist of Winston & Strawn LLP at (312) 558-6376.

Sincerely,

/s/ Michael T. Flavin

Michael T. Flavin

cc:                                 Laura Crotty

Todd M. Bloomquist

EXHIBIT A

Outstanding Shares of Common Stock

Held by Affiliates on September 28, 2010

Holder	Shares
ALS Ventures, LLC	9,440,330
Flavin Ventures, LLC	151,534
Michael T. Flavin	47,634,047
John L. Flavin	11,200
Richard A. Reck	2,480,000
Theron E. Odlaug	19,000
Terry W. Osborn	10,000
Rosalie Sagraves	8,000
Ze-Qi Xu	1,000
Total	59,755,111